4-29-02

FORM 6-K

02027475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
April 25, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

New Activities of Wimm-Bill-Dann Foods OJSC

Moscow, April 24, 2002. Wimm-Bill-Dann Foods OJSC has announced its commencement of bottled water production. This year, the Company will complete the construction of a new factory in the Novgorod region, which will be furnished with new equipment that is expected to be commissioned in October 2002. The total investment, including construction, equipment and marketing expenses, will be approximately US$ 15 million.

The range of new products includes natural drinking and spa water, as well as carbonated and non-carbonated water bottled in 1.5 and 0.5-liter containers. Yulia Belova, the head of the Company's Public Relations Department, announced at a press-conference: "Our projections with respect to our future operations in the Russian mineral water market, whose annual sales turnover is approximately 1.2 billion liters, is very optimistic. This market is very dynamic, and we expect that our annual sales volume will reach 15 - 20%."

In 2001, Wimm-Bill-Dann Foods announced the establishment of a Raw Materials and Cheese Department and the commencement of cheese production at the Timashevsk Dairy Plant (Krasnodar region), as well as at the Ufamolagroprom and Tijmazylmoloko dairy plants (Bashkortostan). This decision was influenced, to a significant extent, by the weak positions of domestic cheese makers. Traditional "mass market" cheese brands, characterized by poor quality and production at mid-size plants, represent approximately 70% of the market share. In this regard, Wimm-Bill-Dann Foods OJSC plans to produce new cheese brands belonging to the "middle" and "premium" segments, which are currently represented by cheese brands imported from the Baltic and European states.

While expanding into these new market segments, Wimm-Bill-Dann has invested approximately US$ 2.0 million for cheese production in 2002, and from 2003, its annual investments will reach approximately US$1.5 million. Starting from 2002, the Company also expects to acquire new plants.

In the first half of 2002, the Company plans to launch production under the new trade name "Orlov's Creameries" representing the upper-middle segment of cheese products. This trade name will include traditional cheese brands, such as Rossiysky, Kostromskoy, Poshekhonsky, Radonezhsky, processed cheese, and others.

In 2003, Wimm-Bill-Dann expects to produce 10,000 tons of traditional cheese (under the brand name "Orlov's Creameries"), and by 2006, this figure is expected to increase by 250%.

The Company expects to launch the production of two premium solid and processed cheese brands in 2003. Wimm-Bill-Dann Foods OJSC's experts are currently developing new brands of solid and processed cheese that will satisfy the tastes of Russian consumers.

In 2003, the production volume of "premium" processed cheese brands is expected to reach 2,300 tons, and solid cheese brands, 6,700 tons; by 2006, this figure is expected to double.

In 2003, the total cheese sales volume is projected reach 19,000 tons, and this sales volume is expected to increase by 250% by 2006 as compared to 2003. According to Yulia Belova, head of the Company's Public Relations Department, over the next 5 years, the Company's share in the Russian cheese market is expected to reach 8%.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Export Program of Wimm- Bill-Dann Foods OJSC

Wimm-Bill-Dann Foods OJSC has been regularly exporting juice product supplies to the Baltic states, CIS, the Netherlands, Israel, USA and Canada since 1999, and has developed a stable clientele.

The Company's operations in the Netherlands are very successful. We currently supply a wide range of traditional berry-juice-based drinks called "Wonder Berry" to Super De Boer supermarkets, which operates a franchise in Benelux. In addition, in April 2002, the Boon Sliedrecht supermarket chain began carrying a wide range of "Wonder Berry" drinks.

In the second half of 2001, the Company began developing two of its strategic and growth areas, one of which is sales activities of WBD Germany. The Company has promoted its products both in the ethnic (Russian) and national markets in Germany. The second important event last year was the commencement of sales of "Wonder Berry" drinks in British supermarket chains. Presentations and tasting ceremonies were organized in a number of leading retail chains, such as Tesco, Sainsbury's, Coop and Waterrose, most of which showed great interest in this drink, which is prepared according to unique traditional recipes.

In February 2002, the Company organized a "buy two for the price of one" promotional campaign in Sainsbury's hypermarkets, which was publicized in the media. The Company will also carry out a promotional campaign in the Waterrose supermarket chain during April – May 2002, which will also have extensive media coverage.

Positive results have also been realized in the Australian market. According to David Iakobashvili, Chairman of the Board of Directors of Wimm-Bill-Dann Foods OJSC, "In Australia, Wimm-Bill-Dann conducted negotiations and organized presentations in relation to the "Wonder Berry" brand in the Woolworth supermarket chain. As a result, supermarkets in two Australian states have ordered a trial batch of this brand." The first batch of these products is already on its way to Sydney.

In Latvia, Wimm-Bill-Dann products are exported to the Nelda, Sky, Rimi, and Rema-2002 retail centers. In Lithuania, Wimm-Bill-Dann products are supplied to the Maxima, VP Hyper Market, and Sanitex chains, and in Estonia, to the Primo and Selver centers and to the Stockmann trading house.

In April 2001, Wimm-Bill-Dann Foods OJSC was awarded an International Certificate of Conformity to the British Retailer Consortium (BRC) Standard. This Certificate is among the most internationally acclaimed quality certificates, recognized by all trading centers of the European Community. Wimm-Bill-Dann Foods OJSC is the first Russian company to be awarded with a certificate of such stature, and we received the certificate only after repeated tests by international inspectors of all of our equipment, manufacturing and technological processes and quality control systems.

The Company's financial plan for 2002 includes an advertising budget which will be dispersed pro rata according to the volume of sales in each country included in the export program.

In view of the very brief but successful experience of Wimm-Bill-Dann Foods OJSC in the exports market, we believe that prospects for further sales growth in this sphere are optimistic. Supported by Wimm-Bill-Dann Foods OJSC, distributors have been actively engaged in promotion campaigns to ensure further sales growth.

The results of the first two months of 2002 have demonstrated export sales growth with a uniform increase of supply volumes in all countries. One of the main focuses of the export program for this year is the geographic expansion of sales.

Wimm-Bill-Dann Foods OJSC Today

Wimm-Bill-Dann Foods OJSC was formed in 1992, and it is currently comprised of 14 production enterprises: the Lianozovo, Tsaritsino and Ramenski Dairy Plants, the Moscow Baby Food Plant, and the Novosibirsk, Karasuk, Nizhny Novgorod, Timashevsk (Krasnodar region), Bishkek, Ufa, Kiev, Vladivostok, Rubtsovsk (Altai) and Anna (Voronezh region) Dairy Plants.

Wimm-Bill-Dann Foods OJSC has a well-developed regional distribution network: the Company's distributors operate in more than 40 cities in Russia and the CIS. In addition, the Company has opened branches in Novosibirsk, Ekaterinburg, St. Petersburg, Rostov-on-Don, Samara, Ufa, Obninsk, Voronezh, Irkutsk, Nizhny Novgorod, Kiev and Vladivostok.

When expanding its business at the regional level, the Company seeks to raise consumption standards to a higher level by offering a wide range of high quality products, which enables the Company to provide its consumers with moderately priced, high quality products.

Wimm-Bill-Dann Foods OJSC has constantly expanded its range of products intended for different population segments. We offer our customers nearly 300 brands of dairy products and 160 brands of juice and juice products.

Wimm-Bill-Dann Foods OJSC has become a leader in the Russian juice and juice products market. According to an AC Nielsen study, its market share in 2001 in Russia's 11 largest cities was 37.5% in terms of sales volume, and 42.6% in terms of value (49.1% and 53.5% in Moscow, respectively). The Company's production volume in 2001 increased by 30%, and its sales volume during the same period increased by 39%.

Our most popular juice brands are "J7" and "100% Gold Premium." As in the past, the main sales volume of our juice products is comprised of a range of standard juice products, though the Company has constantly developed and produced new brands, and has offered new flavors and packaging.

Wimm-Bill-Dann Foods OJSC has become a leader in the dairy market. In 2001, our market share in this segment in Russia's 9 largest cities was 36.5%, with yogurts and desserts accounting for our highest market share in the dairy sector (according to AC Nielsen). In 2002, the volume of sales of finished products doubled as compared to 1999, and during the last year, it increased by 27%. The Company expects to invest more than US$ 40 million into its dairy plants in 2002, and more than US$ 45 million in 2003.

During 2002 and 2003, the Company expects to produce the following types of dairy products: juice, muesli and jam yogurts (as part of the BioMax brand), creme, jelly and jam cheese curds (as part of the Ginger Up brand), kissel, cottage cheese (as part of the Little House in the Village brand) and other products.

Another important aspect of Wimm-Bill-Dann's operations in the regions is the revival of its food industry plants. The installation and adjustment of new milk sterilization equipment in these plants will dramatically increase production output, and will enable us to produce sterilized milk for one of our popular brands produced by a Wimm-Bill-Dann group plant in Moscow. Unified high quality standards for all products have been established at all of our plants (whether in Moscow or in the regions).

Wimm-Bill-Dann's new activities include the production of bottled water and the launch of new "middle" and "premium" cheese brands. The Company's new plant in the Novgorod region will produce natural carbonated and non-carbonated table and medicinal water bottled in 1.5- and 0.5-liter containers. Traditional cheese brands, such as Rossiysky, Kostromskoy, Poshekhonsky, Radonezhsky, and processed cheese brands, will be produced under a new brand name. The Company expects to launch the production of two new premium brands of solid and processed cheese in 2003.

In April 2001, Wimm- Bill-Dann Foods OJSC was awarded an International Certificate of Conformity to the British Retailer Consortium (BRC) Standard. Our successful export operations, along with the award of the BRC Certificate, have led to an increase in our supply volume and the geographic expansion of our sales. Our export program has been implemented in the Netherlands, Israel, the U.S., Canada, Australia, Great Britain and in the Baltic states.

Wimm-Bill-Dann Foods OJSC is the first Russian consumer company to trade its securities on the New York Stock Exchange (NYSE). A principal condition for listing on the NYSE is absolute transparency of a company's assets. As of February 8, 2002, Wimm-Bill-Dann's shares were officially listed on the New York Stock Exchange under the symbol "WBD". The initial price for each of the 10,620,001 American Depositary Shares (ADS) placed on the NYSE was $19.50. As of April 2002, quotations increased by 22.15%. Proceeds from the placement of the securities will be allocated toward the Company's development.

The Company's policy – production of natural, high quality food products and their sales at moderate prices – is a guarantee of a reliable and stable position in the Russian food market. Respecting the rights of Russian consumers and continuously improving the quality of its products, Wimm-Bill-Dann Foods OJSC is making great efforts to bring Russian quality standards in line with international standards. The Company currently employs 10,900 persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ____________________
Name: Sergey A. Plastinin
Title: Chairman of the Management Board

Date: April 25, 2002